August 3, 2016

U.S. Securities and Exchange Commission
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

To Whom It May Concern,

Please accept this letter as notification that on August 2, 2016, an erroneous 13F Filing was uploaded via EDGAR.
The filing was uploaded under CIK: 0000865845 for Societe Generale and was accepted with the Accession Number: 00000865845-16-000002-

REGISTRANT(S):

   1. CIK:        0000865845
      COMPANY:    SOCIETE GENERALE
      FORM TYPE:  13F-HR
      FILE NUMBER(S):
         1. 028-17482

The original filing should have been uploaded under CIK:
0001313360 for SG Americas Securities, LLC.

The 13F file was subsequently uploaded correctly on August 3, 2016, and the 13F holdings information for the 2nd quarter of 2016 is only relevant to SG Americas Securities, LLC-

REGISTRANT(S):

   1. CIK:        0001313360
      COMPANY:    SG Americas Securities, LLC
      FORM TYPE:  13F-HR
      FILE NUMBER(S):
         1. 028-11048

Thank you and please contact me for any further information.

Sincerely,



Daniel Wolpert
Vice President, Control Room